September 16, 2019

Jaime Caballero
Chief Financial Officer
Ecopetrol S.A.
Carrera 13 No. 36-24
Piso 7
Bogata, Columbia

       Re: Ecopetrol S.A.
           Form 20-F for Fiscal Year Ended December 31, 2018
           Filed April 5, 2019
           File No. 001-34175

Dear Mr. Caballero:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Natural
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